 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Shive, Dunia A. (Last) (First) (Middle) Belo Corp. P.O. Box 655237 (Street) Dallas, TX 75265-5237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Belo Corp. BLC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President/Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Series B Common Stock	06/25/2002		I (1)	1,856 / D / $	0	I	401(k) Plan (2)
Series A Common Stock	06/25/2002		I (1)	1,856 / A / $	2,445	I	401(k) Plan (2)
Series A Common Stock				/ / $	2,982	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Explanation of Responses:

(1) Series B shares were converted into an equal number of Series A shares in connection with amendments to the Belo Savings Plan to allow employees greater flexibility in managing their retirement savings plan.
(2) Held by the Belo Saving Plan as of 12/31/02.

By:	Date:
/s/ Ann Marie Cowdrey	02/12/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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